SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A

(RULE 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)

AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. 1)

NeuLion, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

64128J101

(CUSIP Number)

Nancy O’Leary

JK&B Capital

Two Prudential Plaza

180 N. Stetson Avenue Suite 4500

Chicago, IL 60601

(312) 946-1200

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

COPY TO:

Sean Caplice, Esq.

c/o Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP

1200 Seaport Blvd., Redwood City, CA 94063

(650) 321-2400

September 25, 2012

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

This information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 12 Pages

CUSIP NO. 64128J101	13 D	Page 2 of 12 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) JK&B Capital V, L.P. (“JK&B”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
9,732,042 Class 3 Preference Shares and 6,219,991 Class 4 Preference Shares, both convertible at any time at the holder’s election to Common Stock, except that JK&B Management V, L.P., (“JK&B Management”), the general partner of JK&B, may be deemed to have sole power to vote these shares, JK&B Capital V, L.L.C. (“JK&B Capital”), the general partner of JK&B Management, may be deemed to have sole power to vote these shares, and David Kronfeld (“Kronfeld”), the managing member of JK&B Capital, may be deemed to have sole power to vote these shares.
	8	SHARED VOTING POWER See response to row 7.
9	SOLE DISPOSITIVE POWER
9,732,042 Class 3 Preference Shares and 6,219,991 Class 4 Preference Shares, both convertible at any time at the holder’s election to Common Stock, except that JK&B Management, the general partner of JK&B, may be deemed to have sole power to dispose of these shares, JK&B Capital, the general partner of JK&B Management, may be deemed to have sole power to dispose of these shares, and Kronfeld, the managing member of JK&B Capital may be deemed to have sole power to dispose of these shares.
	10	SHARED DISPOSITIVE POWER See response to row 9.
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,952,033
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 8.9%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 64128J101	13 D	Page 3 of 12 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) JK&B Capital V Special Opportunity Fund, L.P. (“JK&B SOF”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
7,341,715 Class 3 Preference Shares and 4,692,274 Class 4 Preference Shares, both convertible at any time at the holder’s election to Common Stock, except that JK&B Management, the general partner of JK&B SOF, may be deemed to have sole power to vote these shares, JK&B Capital, the general partner of JK&B Management, may be deemed to have sole power to vote these shares, and Kronfeld, the managing member of JK&B Capital, may be deemed to have sole power to vote these shares.
	8	SHARED VOTING POWER See response to row 7.
9	SOLE DISPOSITIVE POWER
7,341,715 Class 3 Preference Shares and 4,692,274 Class 4 Preference Shares, both convertible at any time at the holder’s election to Common Stock, except that JK&B Management, the general partner of JK&B SOF, may be deemed to have sole power to dispose of these shares, JK&B Capital, the general partner of JK&B Management, may be deemed to have sole power to dispense of these shares, and Kronfeld, the managing member of JK&B Capital may be deemed to have sole power to dispose of these shares.
	10	SHARED DISPOSITIVE POWER See response to row 9.
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,033,989
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 6.8%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 64128J101	13 D	Page 4 of 12 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) JK&B Management V, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
17,073,757 Class 3 Preference Shares, of which 9,732,042 are directly owned by JK&B and 7,341,715 are directly owned by JK&B SOF, and 10,912,265 Class 4 Preference Shares, of which 6,219,991 are directly owned by JK&B and 4,692,274 are directly owned by JK&B SOF; both classes of stock are convertible at any time at the holder’s election to Common Stock. JK&B Management, the general partner of both JK&B and JK&B SOF, may be deemed to have sole power to vote these shares, JK&B Capital, the general partner of JK&B Management, may be deemed to have sole power to vote these shares, and Kronfeld, the managing member of JK&B Capital, may be deemed to have sole power to vote these shares.
	8	SHARED VOTING POWER See response in to row 7.
9	SOLE DISPOSITIVE POWER
17,073,757 Class 3 Preference Shares, of which 9,732,042 are directly owned by JK&B and 7,341,715 are directly owned by JK&B SOF, and 10,912,265 Class 4 Preference Shares, of which 6,219,991 are directly owned by JK&B and 4,692,274 are directly owned by JK&B SOF; both classes of stock are convertible at any time at the holder’s election to Common Stock. JK&B Management, the general partner of both JK&B and JK&B SOF, may be deemed to have sole power to dispose of these shares, JK&B Capital, the general partner of JK&B Management, may be deemed to have sole power to dispose of these shares, and Kronfeld, the managing member of JK&B Capital, may be deemed to have sole power of these shares.
	10	SHARED DISPOSITIVE POWER See response to row 9.
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 27,986,022
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 14.6%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 64128J101	13 D	Page 5 of 12 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) JK&B Capital V, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
17,073,757 Class 3 Preference Shares, of which 9,732,042 are directly owned by JK&B and 7,341,715 are directly owned by JK&B SOF, and 10,912,265 Class 4 Preference Shares, of which 6,219,991 are directly owned by JK&B and 4,692,274 are directly owned by JK&B SOF, both classes of stock are convertible at any time at the holder’s election to Common Stock. JK&B Management, the general partner of both JK&B and JK&B SOF, may be deemed to have sole power to vote these shares, JK&B Capital, the general partner of JK&B Management, may be deemed to have sole power to vote these shares, and Kronfeld, the managing member of JK&B Capital, may be deemed to have sole power to vote these shares.
	8	SHARED VOTING POWER See response to row 7.
9	SOLE DISPOSITIVE POWER
17,073,757 Class 3 Preference Shares, of which 9,732,042 are directly owned by JK&B and 7,341,715 are directly owned by JK&B SOF, and 10,912,265 Class 4 Preference Shares, of which 6,219,991 are directly owned by JK&B and 4,692,274 are directly owned by JK&B SOF, both classes of shares are convertible at any time at the holder’s election to Common Stock. JK&B Management, the general partner of both JK&B and JK&B SOF, may be deemed to have sole power to dispose of these shares, JK&B Capital, the general partner of JK&B Management, may be deemed to have sole power to dispose of these shares, and Kronfeld, the managing member of JK&B Capital, may be deemed to have sole power of these shares.
	10	SHARED DISPOSITIVE POWER See response to row 9.
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 27,986,022
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 14.6%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 64128J101	13 D	Page 6 of 12 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) DKB JTV Holdings, LLC (“DKB”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,006,300 shares of Common Stock, except that Kronfeld, the managing member of DKB, may be deemed to have sole power to vote these shares.
	8	SHARED VOTING POWER See response to row 7.
	9	SOLE DISPOSITIVE POWER 2,006,300 shares of Common Stock, except that Kronfeld, the managing member of DKB, may be deemed to have sole power to dispose of these shares.
	10	SHARED DISPOSITIVE POWER See response to row 9.
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,006,300
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 1.2%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 64128J101	13 D	Page 7 of 12 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) David Kronfeld
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
30,412,315 shares, of which 419,993 shares of Common Stock are directly owned by Kronfeld, 2,006,300 shares of Common Stock are directly owned by DKB, Kronfeld, the managing member of DKB may be deemed to have sole power to vote these shares, 9,732,042 Class 3 Preference Shares are directly owned by JK&B and 7,341,715 Class 3 Preference Shares are directly owned by JK&B SOF, 6,219,991 Class 4 Preference Shares are directly owned by JK&B and 4,692,274 Class 4 Preference Shares are directly owned by JK&B SOF, both classes of Preference Shares are convertible at any time at the holder’s election to Common Stock. JK&B Management, the general partner of both JK&B and JK&B SOF, may be deemed to have sole power to vote these shares, JK&B Capital, the general partner of JK&B Management, may be deemed to have sole power to vote these shares, and Kronfeld, the managing member of JK&B Capital, may be deemed to have sole power to vote these shares.
	8	SHARED VOTING POWER See response to row 7.
9	SOLE DISPOSITIVE POWER
30,412,315 shares, of which 419,993 shares of Common Stock are directly owned by Kronfeld, 2,006,300 shares of Common Stock are directly owned by DKB, Kronfeld, the managing member of DKB may be deemed to have sole power to dispose of these shares, 9,732,042 Class 3 Preference Shares are directly owned by JK&B and 7,341,715 Class 3 Preference Shares are directly owned by JK&B SOF, 6,219,991 Class 4 Preference Shares are directly owned by JK&B and 4,692,274 Class 4 Preference Shares are directly owned by JK&B SOF, both classes of Preference Shares are convertible at any time at the holder’s election to Common Stock. JK&B Management, the general partner of both JK&B and JK&B SOF, may be deemed to have sole power to dispose of these shares, JK&B Capital, the general partner of JK&B Management, may be deemed to have sole power to dispose of these shares, and Kronfeld, the managing member of JK&B Capital, may be deemed to have sole power to dispose of these shares.
	10	SHARED DISPOSITIVE POWER See response to row 9.
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 30,412,315
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 15.6%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 64128J101	13 D	Page 8 of 12 Pages

Statement on Schedule 13D

This Amendment No. 1 to Schedule 13D is filed to report the aggregate purchases of 684,427 shares of common stock, par value $0.01 per share (the “Common Stock”), of NeuLion, Inc., a Delaware corporation (the “Issuer”), by the Reporting Persons. This Amendment No. 1 supplements and amends the Schedule 13D originally filed with the Securities and Exchange Commission on July 11, 2011 (the “Schedule 13D”). Only those items that are hereby reported are amended; all other items remain unchanged. This Amendment No. 1 is being filed by JK&B Capital V, L.P., JK&B Capital V Special Opportunity Fund, L.P., JK&B Management V, L.P., JK&B Capital V, L.L.C., DKB JTV Holdings, LLC and David Kronfeld. This Amendment No. 1 reports transactions effected by the Reporting Persons from the date of the Schedule 13D to the date that this Amendment No. 1 is filed with the Securities and Exchange Commission.

ITEM 3. Source and Amount of Funds or Other Consideration.

Item 3 of Schedule 13D is hereby amended by adding the following to the end thereof:

DKB purchased shares of the Issuer’s Common Stock on the open market as set forth below:

Date of Transaction	Number of shares of Common Stock	Price per share
11/17/2011	39,000	$0.2004
11/28/2011	25,000	$0.2205
11/28/2011	30,000	$0.2268
11/30/2011	25,000	$0.2708
12/2/2011	9,000	$0.2447
12/8/2011	65,000	$0.2413
12/13/2011	1,500	$0.2510
12/15/2011	98,500	$0.2718
12/16/2011	70,000	$0.2363
12/19/2011	20,000	$0.2360
12/20/2011	16,500	$0.2492
12/20/2011	10,000	$0.2375
12/21/2011	25,000	$0.2680
12/28/2011	61,500	$0.2698

The source of the funds for the acquisition of the Common Stock purchased by DKB was from working capital. No part of the purchase price was borrowed by DKB for the purpose of acquiring such securities.

On January 17, 2012, Kronfeld received 36,364 shares of Common Stock at $0.26 per share in lieu of his semi-annual directors’ fee compensation for the second half of 2011.

On June 20, 2012, Kronfeld received 90,047 shares of Common Stock at $0.26 per share in lieu of his semi-annual directors’ fee compensation for the first half of 2012.

On December 20, 2012, Kronfeld received 62,016 shares of Common Stock at $0.26 per share in lieu of his semi-annual directors’ fee compensation for the second half of 2012.

CUSIP NO. 64128J101	13 D	Page 9 of 12 Pages

ITEM 5.	Interest in Securities of the Issuer.

Item 5(a) of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a)	On September 25, 2012, the Issuer entered into individual Subscription Agreements with certain accredited investors (“Purchasers”) pursuant to which the Issuer sold to the Purchasers an aggregate of 22,782,674 units at CDN $0.20 each (the “Units”), with each Unit consisting of one share of Common Stock and one-half of one common stock purchase warrant (the “Issuance”). Although none of the Reporting Persons acquired any Units from the Issuance, as a result of the Issuance, there was a material change in the percentage of Common Stock that the Reporting Persons are deemed to beneficially own.

See Rows 11 and 13 for each Reporting Person. The percentage listed in Row 13 for each Reporting Person was calculated based upon 163,967,804 shares of Common Stock outstanding as of September 30, 2012, as reported by the Issuer.

Item 5(c) of the Schedule 13D is hereby amended by adding the following to the end thereof:

Except as set forth in Item 3 above, the Reporting Persons have not effected any transaction in the Common Stock of the Issuer during the past 60 days.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 6, 2013

JK&B Capital V, L.P., a Delaware Limited Partnership

By:	JK&B Management V, L.P., a Delaware Limited Liability Company

Its:	General Partner

By:	JK&B Capital V, L.L.C., a Delaware Limited Liability Company
Its General Partner

By:	/s/ Nancy O’Leary
Nancy O’Leary
Attorney-in-Fact

JK&B Capital V Special Opportunity Fund, L.P., a Delaware Limited Partnership

By:	JK&B Management V, L.P., a Delaware Limited Partnership

Its:	General Partner

By:	JK&B Capital V, L.L.C., a Delaware Limited Liability Company

Its:	General Partner

By:	/s/ Nancy O’Leary
Nancy O’Leary
Attorney-in-Fact

JK&B Management V, L.P., a Delaware Limited Partnership

By:	JK&B Capital V, L.L.C., a Delaware Limited Liability Company

Its:	General Partner

By:	/s/ Nancy O’Leary
Nancy O’Leary
Attorney-in-Fact

JK&B Capital V, L.L.C., a Delaware Limited Liability Company

By:	/s/ Nancy O’Leary
Nancy O’Leary
Attorney-in-Fact

DKB JTV Holdings, LLC

By:	/s/ Nancy O’Leary
Nancy O’Leary
Attorney-in-Fact

David Kronfeld

By:	/s/ Nancy O’Leary
Nancy O’Leary
Attorney-in-Fact